NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 25, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 11, 2008 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between CSK Auto Corporation and OC Acquisition Company an indirect wholly-owned subsidiary of O'Reilly Automotive, Inc. which became effective on July 11, 2008, each outstanding share of Common Stock of CSK Auto Corporation not previously tendered was exchanged for a fractional of a share of Common Stock (between 0.3673 and 0.4285) of O'Reilly Automotive, Inc. (NASDAQ 'ORLY') and $1.00 in cash, subject to adjustments per share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 14, 2008.